United States securities and exchange commission logo





                             March 25, 2024

       Donna T. Lowery
       Chief Financial Officer
       First Bancshares Inc. /MS/
       6480 U.S. Highway 98 West
       Hattiesburg, MS 39402

                                                        Re: First Bancshares
Inc. /MS/
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
January 25, 2024
                                                            File No. 000-22507

       Dear Donna T. Lowery:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 35

   1. We note that the commercial real estate loans represent 59.2% of your total loans held for investment at December
31, 2023. Given the significance of commercial real estate in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of these loans into owner occupied and nonowner occupied, borrower type (e.g., by
office, hotel, multifamily, etc.), geographic concentrations and other characteristics
(e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.)
material to an investor   s understanding of your commercial real
                                                        estate loan portfolio.
   2. Additionally, we note the statements on page 59 regarding potential deposit changes in
                                                        light of    the most
recent economic cycle.    Please revise the risk management discussion to
                                                        clarify the specific
risk management policies, procedures or other actions undertaken by management in response
to the current environment.
 Donna T. Lowery
First Bancshares Inc. /MS/
March 25, 2024
Page 2
Notes to Consolidated Financial Statements
Note B - Summary of Significant Accounting Policies, page 71

3. Please revise, in future filings, to disclose your accounting policies for U.S Treasury
         Awards, which have been recorded as both non-interest income and non-interest expense in fiscal 2023. In addition, please revise to provide clarity around the rights, terms and conditions, and your accounting for the U.S. Treasury Awards.
Form 8-K filed January 25, 2024

Exhibit 99.2 Investor Presentation, page 35

4. We note your presentation of the Non-GAAP measure Tangible book value per common share excluding AOCI. Please address the following:
             Tell us and revise your disclosures, in future filings, to more fully explain what the measure represents and its usefulness to investors. In addition please revise your Non-GAAP Financial Measures discussion in Exhibit 99.1 to clearly explain how, for each of your non-GAAP measures, investors should use the
             measure or what specifically the measure tells investors.
             Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of
             Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
             Financial Measures.
             Tell us how you concluded it was appropriate to not also add back the impact of
             AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452
with any questions.



FirstName LastNameDonna T. Lowery                               Sincerely,
Comapany NameFirst Bancshares Inc. /MS/
                                                                Division of
Corporation Finance
March 25, 2024 Page 2                                           Office of
Finance
FirstName LastName